

June 15, 2010

By facsimile to (888) 820-6189 and U.S. Mail

Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 West First Street
Rufus, OR 97050

Re: Auscrete Corporation
        Registration Statement on Form S-1 and
        Pre-effective Amendment 1 to Registration Statement on Form S-1
        Filed May 20 and 24, 2010
        File No. 333-166976

Dear Mr. Sprovieri:

    We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

General

1. Disclosure indicates that Auscrete is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, and no definitive agreements to license or sell its products. These and other facts suggest that Auscrete's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. Please advise us as to all other registration statements of companies for which your officers, directors, and affiliates may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

3. Please revise your disclosure throughout the filing to state that you are currently a shell company as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is unavailable for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

4. Disclose the specific factual basis for and the context of all Auscrete's beliefs, understandings, estimates, and opinions. This pertains particularly to disclosure of all projections, statistics, and assertions. Unless Auscrete can substantiate on a reasonable basis all projections, statistics, and assertions, please remove them. To the extent that Auscrete relies on market analyses, please disclose whether the source is publicly available. If the source is not available for nominal or no charge, Auscrete must provide consent for its use or adopt the information as its own. Also, provide us copies of all sources used for disclosure of statistics.

5. Your balance sheet is dated February 26, 2010; however, you cite the date of March 31, 2010 where you discuss results of operations on page 22 and the date of March 26, 2010 in your index to financial statements on page 26. Please conform the dates in your registration statement, as appropriate.

6. Please revise your registration statement to include a statement of shareholders' equity as required by FASB ASC 915-215-45-1 through 45-2.

Front Cover Page of the Registration Statement

7. Since the securities being registered are to be offered and sold on a continuous or delayed basis, it is unclear why the Rule 415 box is not checked. Please revise.

Outside Front Cover Page of the Prospectus

8. Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

9. We note the disclosure in the second paragraph. Please revise to clarify that the offering will in no event continue for more than two years. In this regard, we note the disclosure under "Termination of the Offering" on page 4.

10. We note the disclosure in the fourth and seventh paragraphs. Please revise to discuss your plans with respect to having your common stock quoted on the OTC Bulletin Board.

11. Please revise the third to last paragraph to remove the reference to selling shareholders. In this regard, we note the disclosure on page 10.

Terms of the Offering, page 4

12. Clarify that Auscrete will conduct the offering on a best efforts basis, using the efforts of its directors and officers, and that the intended methods of communication include telephone, personal contact, and mass advertising such as the internet and print media. We note the disclosure on page 10.

Termination of the Offering, page 4

13. Please expand the disclosure under this subheading to discuss the terms of the minimum offering terms. In this regard, we note the disclosure in the second paragraph on the outside front cover page of the prospectus.

Because Our Products Are Specialty Products…, page 5

14. We note the statement "Our products are not currently as widely used…as competing products…" Since Auscrete has no manufactured product, please revise. Please also comply with this comment with respect to the risk factors "The industry in which we compete…" on page 6 and "Product liability claims against us…" on page 6.

Product Liability Claims Against Us…, page 6

15. Disclosure that "We will rely on our general liability insurance to cover product liability claims" is inconsistent with disclosure on page 19 that Auscrete does not currently maintain insurance. Please reconcile the disclosures.

Dilution, page 9

16. Since this is a self-underwritten offering, the reason for including the phrase "after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of 10%" in the second and third paragraphs is unclear. Please revise or advise.

Plan of Distribution, page 10

17. The duration of the offering discussed in the fourth paragraph is inconsistent with the disclosure on the outside front cover page of the prospectus. Please revise accordingly.

Interests of Named Experts and Counsel, page 12

18. Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Description of Business, page 12

19. The presentation throughout this section, particularly under "Our Product" on page 14, "Housing Construction" on page 15, "Market" on page 16, and "Our Strategy" on page 17, is principally promotional material and more appropriately directed to Auscrete's potential customers and advertisers than to its potential investors. Further, the presentation often suggests or implies that Auscrete is a fully operational company rather than a development stage company. Potential investors are entitled under the federal securities laws of the United States to a disclosure document containing accurate and adequate information on Auscrete as a development stage company so that they may make an informed investment decision. Please revise this section in its entirety to present information accurately and adequately on Auscrete as a development stage company rather than as a fully operational company.

20. Describe sources and availability of raw materials for Auscrete's product. See Item 101(h)(4)(v) of Regulation S-K.

Our Product, page 14

21. Disclosure states that Auscrete possesses proprietary patentable technology. Since disclosure on page 19 indicates that Auscrete does not own any patents, clarify whether Auscrete has a pending patent application. If so, provide us the serial number assigned to any pending patent application by the United States Patent and Trademark Office so that we may access the information online. Alternatively, delete the word "patentable."

22. We note the disclosure in the second paragraph. Please explain in greater detail how your product is "green" and has minimal impact on the environment.

23. Please disclose the R-value of your product.

Technology, page 14

24. Please explain in reasonable detail how you developed your new technology.

25. We note the statements in the last paragraph about Auscrete's concrete product. Since Auscrete has not begun operations and has no manufactured product, clarify the product's status. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. Provide comparable disclosure of the status of development of any other product or service. We note the disclosure on page 19 that Auscrete has not conducted any research or development nor incurred any research or development expenditures since its incorporation.

Immediate Market Opportunities, page 18

26. Please delete the website referenced in the third paragraph.

27. We note the references to a research center for the University of Oregon, a Hood River commercial complex, a current workload of three houses to build, and final plans for a senior living and recreation center in the last paragraph. Tell us why Auscrete has filed none of the agreements for these projects as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. We note the two letters of intent filed as exhibits 10.1 and 10.2 to the registration statement. We note also the disclosure on page 19 and elsewhere that Auscrete does not have any current customers or customer contracts.

28. Disclosure that Auscrete has a current workload of three houses to build appears inconsistent with disclosure under "Marketing" on page 18 and elsewhere that Auscrete intends to build homes through its own construction business "once our manufacturing gets off the ground." Please reconcile the disclosures.

29. Based on disclosure on page II-2, it appears that Messrs. Michael Nilson and John Schmidt, the principals of the two projects for which letters of intent are filed as exhibits to the registration statements, are shareholders of Auscrete. If true, address their potential conflicts of interest as principals of the two projects and as shareholders of Auscrete.

Competition, page 19

30. Describe methods of competition in Auscrete's industry. See Item 101(h)(4)(iv) of Regulation S-K.

Government Regulations, page 19

31. Identify the state and county building codes for which Auscrete's products have been approved.

32. Disclose the effect of existing or probable governmental regulations on Auscrete's business. See Item 101(h)(4)(ix) of Regulation S-K.

33. Disclose the costs and effects of Auscrete's compliance with environmental laws on the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Rule 144 Shares, page 20

34. Please disclose the information required by Item 201(a)(2)(ii) of Regulation S-K.

Plan of Operations, page 21

35. Specify the schedule for completing the objectives in each subsection. For example, since disclosure on page 4 indicates that the offering of securities may continue until two years from the registration statement's effective date, it appears that the offering may not be completed during the next 12 months. Similarly, since disclosure on page 12 indicates that Auscrete will not begin operations until it raises the required funds to do so through this offering, it appears that Auscrete may not raise the required funds through this offering to begin operations during the next 12 months. Similarly, since disclosure on page 17 indicates that construction of Auscrete's manufacturing facility should take 10 to 12 months, it appears that Auscrete may not complete construction of its manufacturing facility and begin operations during the next 12 months.

36. To the extent that you have any updates to the progress of your operations and/or any updated financial information available, please provide a recent developments section to disclose and discuss such information.

37. Given your history of no revenues, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement's effectiveness. In this regard, we note the disclosure in the third risk factor on page 8. Please also discuss your liquidity during the duration of the offering, taking into account the fact that you will be a reporting company under the Exchange Act.

Directors, Executive Officers, Promoters and Control Persons, page 22

38. Describe briefly the business experience during the past five years of each director and significant employee as required by Item 401(e)(1) of Regulation S-K.

Significant Events, page 23

39. Item 401(f) of Regulation S-K requires disclosure of any of the events that occurred during the past ten years. Please revise.

Significant Employees, page 24

40. Please explain the role of these employees in your company.

Stockholders of our Common Stock, page 20; Security Ownership of Certain Beneficial Owners and Management, page 25

41. For a beneficial owner such as VAWT Earth Wind and Power that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

42. If stockholders 12, 13, and 14 are the spouses of stockholders 1, 2, and 3, provide us your analysis why their share holdings reflected in the tables do not include each other's holdings. For guidance, you may wish to refer to Question and Answer 105.05 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting of our "Compliance and Disclosure Interpretations" which are available on the Commission's website at http://www.sec.gov.

Certain Relationships and Related Transactions, page 25

43. State the value of the services of Messrs. William Beers, Clifford Jett, and John Sprovieri received by Auscrete in exchange for its 900,000 shares of common stock.

44. Identify the promoters of Auscrete, and disclose Auscrete's transactions with its promoters. See Item 404(d) of Regulation S-K.

Index to Financial Statements, page 26

45. Please revise the date of inception to say "December 31, 2009."

Independent Auditor's Report, page F-1

46. Please have your independent registered public accountants revise their audit opinion to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board, as required by PCAOB Auditing Standard No. 1.

Recent Sales of Unregistered Securities, page II-1

47. For any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by Auscrete. See Item 701(c) of Regulation S-K.

Signatures, page II-5

48. Auscrete's principal financial officer also must sign the registration statement. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each

capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

Exhibit 5.1

49. We note the phrase "upon the effectiveness of the registration" in the penultimate paragraph. Counsel must opine whether the securities, when sold, will be validly issued, fully paid, and non-assessable. Please revise.

50. We note the cross reference to "Legal Matters" in the last paragraph. We are unable to locate the section in the prospectus. We note the disclosure under "Interest of Named Experts and Counsel" on page 12. Please revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Pocket Counsel, Inc.
        Agent for Service, Auscrete Corporation
        c/o Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020